File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

05005037

24 December 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

SEC MAIL PROCESSING SECTION RECEIVED JAN 05 2005 WASH., D.C. 179

p.p. **Gemma Knowles**
Company Secretarial Assistant

Encl.

PROCESSED JAN 11 2005 THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\ZN - SEC - Director Shareholding- 22Dec04.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:

Announcement Body Information:

On 24 December 2004 the Company received notification under Part VI of the Companies Act 1985 that the shareholding of Barclays PLC in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had increased to 10,424,301 shares, representing 3.01% of the total issued share capital.

www.severntrent.com